Exhibit 99.1

Steven M. Blondy Executive Vice President and Chief Financial Officer 1001 Winstead Drive Cary, NC 27513 Tel: 919.297.1116 Fax: 919.297.1601 steve.blondy@rhd.com
May 15, 2008
Good afternoon,
We are pleased to share with you that at our Annual Meeting today, our shareholders approved management’s proposed Exchange Program. This Program will offer holders of certain outstanding options and stock appreciation rights (SARs) an opportunity to surrender awards with exercise prices substantially above the current market price of our common stock in exchange for fewer new SARs, but with an exercise price equal to the fair market value of our common stock on the new grant date and with a new seven-year life, and subject a new 3-year vesting requirement. Further information regarding the proposed Exchange Program was shared with you on April 4, 2008, and again on April 16, 2008.
This program is designed to reward employees for your hard work and commitment in helping generate future revenue growth and enhance shareholder value. We are extremely pleased that this proposal has been approved and appreciate the support and confidence our shareholders have demonstrated towards our efforts to become a leading local search solutions provider.
The detailed legal documents that will fully explain and permit you to participate in the Exchange Program if you so choose will be mailed to eligible options and SARs holders in June. In the meantime, thank you for your continued hard work and dedication to making our organization a best in class company.
Sincerely,
Tender offer statement
This note is for informational purposes only and is not an offer to buy, or the solicitation of any offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender will be included in the Schedule TO and related materials, which will be mailed to holders of options and SARs promptly following commencement of the offer. Holders of options and SARs should read carefully such materials when they are available because they will contain important information. Holders of options and SARs may obtain free copies, when available, of such materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, holders of options and SARs also may obtain a copy of these documents, free of charge, from the Company.